

OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

THE COMPANY

1. Name of issuer: NDB, INC.

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Nima Golsharifi	Giorgi Gogokhia
Dates of Board Service:	02/19/2019 - Present	01/26/2021 - Present
Principal Occupation:	Chief Executive Officer, Chief Financial Officer, Director	Chief Operating Officer, Director, Secretary
Employer:	NDB, Inc. (Primary Position)	NDB Inc.(Primary Position)
Dates of Service:	02/04/2019 - Present	Nov. 2021 - Present
Employer's principal business:	Energy Technology Company	Energy Technology Company
List all positions and offices with the issuer held and the time in which the director served in the position or office:		
Position:	Chief Executive Officer	Chief Operating Officer
Dates of Service:	02/19/2019 - Present	Nov. 2021 - Present
Position:	Chief Financial Officer	Secretary
Dates of Service:	01/26/2021 - Present	01/26/2021 - Present
Position:		Head of Legal Department
Dates of Service:		Mar 2020 - Oct 2020



OFFERING STATEMENT


NDB Inc.
50 CALIFORNIA STREET
SUITE 1500
SAN FRANCISCO, CA 94111


1,600 shares of preferred stock at $6.25 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:		
Employer:	London Centre for Nanotechnology	ORB GROUP
Employer's principal business:	Academia	International technology conglomerate
Title:	Research Scientist	Legal and Business Affairs Lawyer
Dates of Service:	Sept. 2011 - March 2016	01/05/2019 – 06/01/2021
Responsibilities:	Practical experience with Vacuum-based processing equipment solution. Practical experience with high temperature/high pressure equipment and synthesis procedures. Processing equipment and Metrology tools (AFM, STM, SEM, XRD, XPS, IV, TEM, BET). Actively involved in research of energy storage, supercapacitors, transistors, night vision, diamond electronics, sp2/sp3 structures. The scientist of supercapacitor project at LCN sponsored by Lockheed Martin.	Drafted and negotiated commercial contracts, including but not limited to sales contracts, NDA's, partnership agreements, and other types of contracts in accordance with the company guidelines. Assisted the legal department on a wide range of legal matters such as compliance, company secretarial, and more. Maintained the contract database and ensured best practice compliance and governance process. Ensured that completed contracts were properly edited and proofread.
Employer:	ORB GROUP	
Employer's principal business:	International technology conglomerate	
Title:	Chairmen and CEO	
Dates of Service:	Oct. 2012 - April 2018	
Responsibilities:	Led an efficiency initiative, reduction of cost base using lean design thinking and OEM strategies. Drove creation and execution of strategic priorities and financial plan. Established executive operating rhythm and governance framework. Develop, monitor and direct the implementation of strategic business plans and policies. Monitor cash balances and cash forecasts, arrange for debt and equity financing, invest funds. Develop financial strategies and manage the capital request and budgeting processes. Develop performance measures that support the company's strategic direction. Oversee the company's transaction processing and implement operational best practices. Participate in key decisions as a member of the executive management team. Ensure that the company complies with all legal and regulatory requirements.	
Employer:	Accubits Technologies Inc	
Employer's principal business:	Full-service software provider	



OFFERING STATEMENT

NDB Inc.
50 CALIFORNIA STREET
SUITE 1500
SAN FRANCISCO, CA 94111

1,600 shares of preferred stock at $6.25 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,600	$10,000	$9,350
Maximum Amount	800,000	$5,000,000	$4,875,000

Title:	Board Member	
Dates of Service:	April 2020 - June 2021	
Responsibilities:	Attend board and committee meetings and functions such as special events. Review agenda and supporting materials prior to board and committee meetings. Be informed about the organization's mission, services, policies, and programs.	



OFFERING STATEMENT

NDB Inc.
50 CALIFORNIA STREET
SUITE 1500
SAN FRANCISCO, CA 94111

1,600 shares of preferred stock at $6.25 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

OFFICERS OF THE COMPANY

5.　　Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Dr. Nima Golsharifi	Mr. Giorgi Gogokhia	Sir Professor Michael Pepper
Title:	Chief Executive Officer	Chief Operating Officer	Chief Technology Officer
Dates of Service:	02/19/2019 - Present	01/26/2021 - Present	02/01/2021 - Present
Responsibilities:	Strategies, participate in long term organizational strategy creation and planning. Ensure regular reporting to shareholders. Manage and coordinate with both CTO, EA, VP Marketing and Project Coordinator. Ensuring the correct resources are in place for the organization to grow. Conduct periodic meetings and performance reviews with the board of directors. Supervise mentorship process and give on-going individual support to mentors as needed. Research and Development and business planning.	Overseeing strategic business initiatives from development through successful execution. Managing daily operations through collaboration with senior management and department leaders. Improving the current processes and coordinating organizational procedures for optimized efficiency and productivity. Assisting and communicating with executives in decision-making, program management, and initiative implementation.	The CTO is responsible for establishing the NDB's technical vision and leading all aspects of company's technology developments and implementations. The CTO is playing an integral role in the NDB's strategic direction, development, and future growth. The position of CTO performs supervisory duties of technology department staff and coordinates staff for coverage in all related areas of the department and assists in attaining established Company goals.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:			
Position:	Chief Financial Officer	Secretary	Advisor
Dates of Service:	01/26/21 - Present	01/26/21 - Present	04/25/2019 - 01/30/2021
Responsibilities:	The CFO's duties include tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions. The CFO ensures the company is able to meet its financial commitments and manage cash flow in the	Convening meetings, taking minutes, handling meeting correspondence. Providing legal, financial and/or strategic advice during and outside of meetings. Keeping up to date with any regulatory or statutory changes and policies that	Research and development



OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,600	$10,000	$9,350
Maximum Amount	800,000	$5,000,000	$4,875,000

NDB Inc.
50 CALIFORNIA STREET
SUITE 1500
SAN FRANCISCO, CA 94111

	most efficient way.	might affect the organization. Providing support to the board. Collating information.	
Position:		Head of Legal Department	
Dates of Service:		Mar 2020 - Oct 2020	
Responsibilities:		Managed a team in the legal department, Created and maintained NDB's datacenter for due diligence procedures. Set the strategy and goals for the legal team in alignment with the larger organizational goals.	
Position:		Legal Associate	
Dates of Service:		Oct 2019 – Mar 2020	
Responsibilities:		Drafted legal correspondence and documents related to the company's contracts, corporate entities, corporate governance, litigation, and intellectual property. Negotiated and drafted commercial contracts in the technology and energy sectors.	

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer:	London Centre for Nanotechnology	ORB GROUP	TeraView Ltd
Employer's principal business:	Academia	International technology conglomerate	Semiconductor Company
Title:	Research Scientist	Legal and Business Affairs Lawyer	Co-founder and Scientific Director
Dates of Service:	Sept. 2011 - March 2017	01/05/2019 – 06/01/2021	2001 - Present


OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

Responsibilities:	Practical experience with Vacuum-based processing equipment solution. Practical experience with high temperature/high pressure equipment and synthesis procedures. Processing equipment and Metrology tools (AFM, STM, SEM, XRD, XPS, IV, TEM, BET). Actively involved in research of energy storage, supercapacitors, transistors, night vision, diamond electronics, sp2/sp3 structures, and large area flexible OLEDs. The lead scientist of supercapacitor project at LCN sponsored by Lockheed Martin.	Drafted and negotiated commercial contracts, including but not limited to sales contracts, NDA's, partnership agreements, and other types of contracts in accordance with the company guidelines. Assisted the legal department on a wide range of legal matters such as compliance, company secretarial, and more. Maintained the contract database and ensured best practice compliance and governance process. Ensured that completed contracts were properly edited and proofread.	Developed the proprietary technology across a number of markets. These include fault analysis and quality assurance for semiconductor chips used in mobile computing and communications, as well as non-destructive inspection of high value coatings used in the automotive, pharmaceutical, food and solar industries.
Employer:	ORB GROUP	Ilia State University Public Relations Office	Toshiba Research Europe Ltd
Employer's principal business:	Technology company	Academia	Academia
Title:	Chairmen and CEO	Internship	Managing Director
Dates of Service:	Oct. 2012 - April 2018	6 Oct 2015 - April 2016	1991 - 2007



OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

Responsibilities:	Led an efficiency initiative, reduction of cost base using lean design thinking and OEM strategies. Drove creation and execution of strategic priorities and financial plan. Established executive operating rhythm and governance framework. Develop, monitor and direct the implementation of strategic business plans and policies. Monitor cash balances and cash forecasts, arrange for debt and equity financing, invest funds. Develop financial strategies and manage the capital request and budgeting processes. Develop performance measures that support the company's strategic direction. Oversee the company's transaction processing and implement operational best practices. Participate in key decisions as a member of the executive management team. Ensure that the company complies with all legal and regulatory requirements.	The key role of planning, writing, and organizing projects. Encouraged students to be more involved in student life.	Managed a company's business operations, liaised with partners, driven strategic company growth, and was responsible for the overall performance of the business.
Employer:	Accubits Technologies Inc		University College London
Employer's principal business:	Full-service software provider		Academia
Title:	Board Member		Pender Chair of Nanoelectronics
Dates of Service:	April 2020 - June 2021		January 1 2009 - Present
Responsibilities:	Attend board and committee meetings and functions such as special events. Review agenda and supporting materials prior to board and committee meetings. Be informed about the organization's mission, services, policies, and programs.		He works on joint projects between UCL Electronic & Electrical Engineering and the London Centre for Nanotechnology, focusing on research into semiconductors, nanostructures, fundamental terahertz technologies and their applications.



OFFERING STATEMENT

NDB Inc.
50 CALIFORNIA STREET
SUITE 1500
SAN FRANCISCO, CA 94111

1,600 shares of preferred stock at $6.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,600	$10,000	$9,350
Maximum Amount	800,000	$5,000,000	$4,875,000

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Dr. Nima Golsharifi	30,100,000 shares of common stock	95.76%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

NDB is an energy technology company, active in the field of clean power generation and storage to target the potential delivery of economical and pollutant-free electricity.

NDB was formed in 2019 with the aim of developing and manufacturing radioisotope generators. These solutions represent an alternative source of clean energy that can have a variety of applications in several fields, including space electronics, medical, IoT, automotive, aviation, consumer electronics, amongst many others.

The innovation will be developed in collaboration with different partners and organizations. NDB has an organizational structure that is expertly geared towards continuous business growth and prosperity with particular emphasis on communication. Therefore, this allows NDB to work cohesively with different parts of the organization whilst maintaining managerial control over its ever-growing operations.

The significant development from a business and technical perspective is shifting towards commercial prototyping stage. NDB is determined to test, prototype, and commercialize its solutions in different forms and designs. By creating a circular economy, NDB initiated innovative energy concepts, including NDB Cell, NDB Volta and NDB Chantico and related softwares to answer the power demands and scale of the applications. NDB foresees these technologies as means of creating a cleaner and greener future where innovation and environmental awareness go hand in hand.

Business development plan includes, among others, collaborations with universities and laboratories such as: Oak Ridge National Laboratory (ORNL).

We simultaneously have a global strategy including the expansion in Europe and other parts of the world.

Products

NDB plans R&D of NDB Cell, NDB Chantico, NDB Volta and infrastructure for its products including the software.

Potential markets and competition

The NDB Cell and Chantico product lines may target all sectors that are using conventional batteries as power sources such as space, defense, aviation, IoT, health, consumer electronics, and automotive.

The NDB Volta may target markets that need a constant power output within the megawatt range. The sectors may include remote workstations, data centers, industries and residential, and transport.


1,600 shares of preferred stock at $6.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,600	$10,000	$9,350
Maximum Amount	800,000	$5,000,000	$4,875,000

The battery and energy industries are subject to rapid and intense technological and regulatory changes. We face and continue to face competition in the development, marketing of our products, and services from energy companies, government agencies, and academic institutions.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

The Corporation is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments. Additionally, emerging companies are inheritably riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Corporation is speculative in nature and involves a high degree of risk. In addition to the other information in this Offering Circular, you should carefully consider the following risk factors before you make investment decisions.

The Shares should not be purchased by any investor who cannot afford the loss of his or her entire investment. This Offering Circular contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in those forward-looking statements. We discuss below some of the factors that may cause such a difference.

Moreover, the risks and uncertainties described below may not be the only ones we face. If any of the risks occur, our Corporation, financial condition, operating results and prospects could be materially and adversely affected. In that event, the value of our corporation could decline, and you could lose part or all of your investment.

THE INCLUSION OF RISK FACTORS IN THIS OFFERING CIRCULAR SHOULD NOT BE CONSTRUED TO IMPLY THAT THEY ARE DESCRIBED IN COMPLETE DETAIL OR THAT THERE ARE NO OTHER RISK FACTORS THAT APPLY TO AN INVESTMENT IN THE CORPORATION.

1.1   General risk factors

The events and risks that might affect the performance of our corporation are described in detail below:

    (i)   **Management discretion as to use of proceeds**



OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,600	$10,000	$9,350
Maximum Amount	800,000	$5,000,000	$4,875,000

Corporation's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this Offering.

(ii) Market Acceptance

We are attempting to establish a new business. We do not know whether the market will accept our products.

(iii) Creation of a solid customer base

If we fail to establish and grow our customer base, our revenue, business and operating results may suffer.

(iv) Operating results

Our operating results may fluctuate from quarter to quarter, which makes them difficult to predict. Our operating results may fluctuate in the future. Thus, operating results may not necessarily be indicative of future performance.

Our operating results in any given period could be influenced by numerous factors, many of which we are unable to predict or are outside of our control. Given our limited operating history and the changing markets in which we compete, our operating results in the near future may not be useful in predicting our long-term operating results. In addition, domestic and global economic concerns continue to create some uncertainty and unpredictability and add risk to our future outlook.

An economic downturn in any particular region in which we do business, including the United States, Europe, Australia, Middle East, Asia, could result in reductions in revenue and other adverse effects that could help or harm our operating results.

(v) Exchange rate fluctuations of the dollar

Exchange rate fluctuations could reduce our earnings when stated in U.S. dollars. If international sales are denominated in currencies other than the U.S. dollar, a decline in the value of those other currencies against the U.S. dollar would have the effect of decreasing our earnings when stated in U.S. dollars. We do not engage in any hedging transactions that might have the effect of minimizing the consequences of currency fluctuations; however, we may do so in the future.

(vi) Reliance on third parties

We rely on third party vendors for various services. We rely on third party suppliers and vendors. We do not control the operations of these suppliers and vendors. If any of these third-party suppliers and vendors terminate their relationship with us, or do not provide an adequate level of products or services, it would disrupt our business and could adversely affect our operating results. We will implement a supply interruption strategy and identify redundant sources of supply in key areas.

(vii) International environment

The international operations are subject to increased challenges and risks. We expect to expand our international operations in the future. However, we have a limited operating history, and our ability to manage our corporation and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. International expansion will require us to invest significant funds and other resources. Operating internationally subjects us to risks and may increase risks that we currently face. These risks could arise from political, economic, or other uncertainties, in USA, or other places, and could include problems with transportation or shipping facilities, labor conditions, environmental rules, health and consumption regulations, export or import controls, trade barriers, tariffs, taxation, fluctuation in currency rates, weather, domestic instability, expropriation, war or other events beyond the control of the Corporation and its affiliates.



OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

(viii)   Political factors

Our corporation is subject to the risk that the politics and government of the USA could face upheaval or disruption. The politics and government of the USA have been unsettled in the past.

(ix)   Intellectual property protection

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand. The trade secrets, trademarks, copyrights, patents, and other intellectual property rights that we have or acquire are important assets for us. We rely on, and expect to continue to rely on, a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret and patent laws, to protect our brand and other intellectual property rights. However, various events outside of our control could pose a threat to our intellectual property rights, as well as to our products, services, and technologies. There can be no assurance our intellectual property rights will be sufficient to protect against others offering products or services that may be perceived as substantially similar to ours and compete with our corporation. There can be no assurance that the Corporation is not infringing on the patent, trademark, or other intellectual property rights of a third party or that a third party is not infringing on the Corporation's rights. In either event, the cost to the Corporation to defend its rights in its proprietary technology may be substantial, and the Corporation's limited cash position may not permit an adequate defense or prosecution.

(x)   Any type of operational delay

We face various operational risks that could undermine the launch of our products or affiliates in the USA and/or any other part of the world. Problems could arise in connection with the construction of our plant and infrastructure. Issues may also arise in negotiating and implementing sub-contracts, material and labor costs, delay or incomplete performance, timing and availability or utility of legal remedies. Problems could arise in connection with natural disasters and other acts of God beyond our control. Problems could also arise in connection with the manufacturing of NDB. These could involve, without limitation, problems with the plant itself, machinery or equipment malfunction, labor supply, supply or storage. Moreover, our strategy for marketing and selling the NDB has not been tested. While we believe this strategy will be successful, we are unable to assure you that it will be.

(xi)   Effective recruitment of personnel

We depend on highly skilled personnel to grow and operate our corporation, and if we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively. Our future success will depend upon our continued ability to identify, hire, develop, motivate, and retain highly skilled personnel, including senior management, engineers, designers and product managers. Identifying, recruiting, training, and integrating qualified individuals will require significant time, expense, and attention. Competition for highly skilled personnel can be intense. If we are not able to effectively add and retain employees, our ability to achieve our strategic objectives will be adversely impacted, and our corporation will be harmed.

(xii)   Effective effort of our corporation employees and managers

Our ability to execute efficiently is dependent upon contributions from our employees, in particular our senior management team. In addition, from time to time, there may be changes in our senior management team that may be disruptive to our corporation. If our senior management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our corporation could be harmed.

(xiii)   Reasons of force majeure

The Corporation is subject to unpredictable events, such as the risks of earthquakes, fire, power outages, floods and other catastrophic events, medical epidemics such as the COVID-19 outbreak, and to interruption by man-made problems such as


1,600 shares of preferred stock at $6.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

terrorism, for which we may not be insured. A significant natural disaster, such as an earthquake, fire, flood, or significant power outage could have a material adverse impact on the Corporation, operating results and financial condition. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at a corporation location could result in lengthy interruptions in our services. In addition, acts of terrorism and other geopolitical unrest, particularly in certain countries, could cause disruption to our corporation.

(xiv)   Competition

The markets we intend to enter are served by well-established firms selling a variety of batteries. In addition, new competitors, new products, and new marketing techniques may enter or be employed in our targeted markets. Many of our competitors have greater financial resources and experience than we have. We cannot assure you that we will be able to compete effectively in our targeted or other markets. Even if we are able to compete, competitive pressures might significantly impede our efforts and prevent us from reaching our financial objectives. Therefore, if we are unable to compete effectively for customers, the Corporation and operating results could be impacted.

(xv)   Successful management of the Corporation's growth

The Corporation may not be able to expand the Corporation's products offerings, the Corporation's markets, or implement the other features of the Corporation's business strategy at the rate or to the extent presently planned. The Corporation's projected growth will place a significant strain on the Corporation's administrative, operational, and financial resources. If the Corporation is unable to successfully manage the Corporation's future growth, establish and continue to upgrade the Corporation's operating and financial control systems, recruit and hire necessary personnel, effectively manage unexpected expansion difficulties and in general, manage business, research and development, expansion, growth and operating expenses, the Corporation's consolidated financial condition and consolidated results of operations could be materially and adversely affected.

(xvi)   Obtaining required Licenses

The Corporation may not be able to operate its facilities or obtain and maintain licenses and permits necessary for such operation, in compliance with laws, regulations and other requirements, which could adversely affect its business, results of operations or financial condition. NDB will be subject to laws and regulations affecting its operations in a number of areas, including, but not limited to, R&D activities and manufacturing processes (production, packaging, use, storage and transportation), safety, facilities, environment, intellectual property ownership and infringement, import and export requirements. The successful execution of the objectives will be dependent upon compliance with all applicable laws and regulations, as well as obtaining all necessary regulatory approvals, licenses, and registrations, which may be onerous and time-consuming and reasonably likely to have a material impact upon NDB's future financial performance.

(xvii)   Customer complaints or litigation on behalf of our customers or employees may adversely affect our business, results of operations or financial condition.

The Corporation's business may be adversely affected by legal or governmental proceedings brought by or on behalf of their residents, customers, or employees. Regardless of whether any claims against the Corporation are valid or whether they are liable, claims may be expensive to defend and may divert time and money away from operations and hurt our financial performance. A judgment significantly in excess of their insurance coverage or not covered by insurance could have a material adverse effect on the Corporation's business, results of operations or financial condition. Also, adverse publicity resulting from these allegations may materially affect the Corporation.

1.2   Risks related to the securities.



OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

AN INVESTMENT IN THE PREFERRED STOCK OF THE CORPORATION (THE "SHARES"), INVOLVES AN EXTREMELY HIGH DEGREE OF RISK. THIS ANALYSIS OF THE RISK FACTORS IS TO BE READ AND CONSIDERED BY EACH PROSPECTIVE INVESTOR IN COMBINATION WITH THE SUBSCRIPTION AGREEMENT AND RELATED INVESTMENT DOCUMENTS. IN MAKING AN INVESTMENT DECISION, EACH INVESTOR SHOULD CAREFULLY CONSIDER THE IMPACT OF THE FOLLOWING FACTORS:

(i)   The Corporation Has Limited Tangible Assets and Its Continued Operation Requires Funding

The Corporation has limited tangible assets and its continued operation requires funding, even beyond the Maximum Offering amount. The Corporation currently has only minimal assets and a significant portion of its funding will come from this Offering, which is unlikely to be enough to bring the Corporation to profitable operations. Further fundraising may likely be necessary in order to make the Corporation's business plan viable. Any such fundraising (whether by future offerings of equity or debt securities, or by borrowing money) may be on terms that are better than the terms offered to investors in this Offering. Our ability to obtain additional financing, if and when required, will depend on a variety of factors, including demand for NDB, our operating performance, the condition of the capital markets and other factors. Ultimately, if we are unable to raise sufficient debt and equity financing, our ability to continue to support our operations could be significantly impaired and our operating results may be harmed.

(ii)   Financial projections

Any financial projections and assumptions in the Corporation's business plan are provided for illustrative purposes only, are based on assumptions that may or may not occur and must not be relied upon. To the extent that the assumptions are inaccurate or incomplete, the financial condition of the Corporation may be adversely affected. There can be no assurance that any of the assumptions in the projections will be accurate. In the event that the assumptions are inaccurate or incomplete, the Corporation's profitability would be materially affected. There can be no assurance that actual results will correspond with the financial projections.

(iii)   Substantial dilution

To the extent that any future financing requirements are satisfied through the issuance of equity securities, investors may experience significant dilution in the net tangible book value per share of their securities. The amount and timing of the Corporation's future capital requirements will depend upon a number of factors, many of which are not within the Corporation's control, including capital costs, marketing expenses, staffing levels and competitive conditions. Furthermore, future investors may require preferred stock issued to them to contain provisions more favorable than those contained in the offering of the Shares, thereby reducing the value of the Shares.

(iv)   Dependence on key personnel

The Corporation is dependent on the continued services of its chief executive officer Doctor Nima Golsharifi and the chief technology officer Professor Sir Michael Pepper. The Corporation would be adversely affected by the loss of either of the foregoing individuals if qualified replacements could not be found without undue delay, an event that should be considered unlikely.

(v)   Limitation on transferability and marketability

Prior to the filing of this Offering Circular, there is no public market for the Shares offered through under this Offering Statement through which an investor may resell them. Moreover, it is impossible to predict the extent to which investor interest in our Corporation could lead to the development of a trading market, or its liquidity. The offering price for the Shares of our Preferred Stock in this Offering has been arbitrarily determined and may not be indicative of the price that will prevail in any



OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,600	$10,000	$9,350
Maximum Amount	800,000	$5,000,000	$4,875,000

NDB Inc.
50 CALIFORNIA STREET
SUITE 1500
SAN FRANCISCO, CA 94111

trading market following this Offering, if any. The market price for our Common or Preferred Stock may decline below the Offering price, and our stock price is likely to be volatile.

Even though we intend to list our Common Stock for trading on a securities exchange in the future, such as the NASDAQ and/or NASDAQ Private Market, it is uncertain when our Common Stock will be listed on an exchange for trading, if ever. As a result, our Preferred Stock or the converted Common stock sold in this Offering may not be listed on a securities exchange for an extended period of time, if at all. In such a case, it may be difficult to sell or trade in our Common Stock, thus affecting the liquidity of our Shares.

(vi) Absence of registration of the shares

The Shares have not been registered under the Securities Act of 1933, in reliance upon exemptions from registration provided by 17 CFR § 230.251 (Scope of exemption) Regulation A, pursuant to section 3(b) of the 1933 Securities Act. Prospective investors must recognize that they do not have the same protections afforded by fully registered offerings, despite the Offering Statement prior review by regulatory authorities. The Shares will not be registered under any state securities laws in reliance on exemptions from registration. Moreover, the Corporation does not intend to engage in any activities that would cause the Corporation to be deemed an "investment company" under the Investment Company Act of 1940 as amended and will not be registered as an investment Corporation under the Investment Corporation Act of 1940 (the "Investment Company Act"). Consequently, purchasers of the Shares will not be afforded certain of the protections of the Investment Corporation Act. Accordingly, prospective investors must judge the adequacy of disclosure, and the fairness of the terms of this Offering on their own. A prospective investor should consult with an attorney, accountant, or other qualified investment adviser prior to subscribing for the Shares.

(vii) Uninsured losses; hazards beyond the corporation's control

There may be types of insurance that the Corporation has not obtained. If a claim should occur, the Corporation could lose its invested capital and be forced to discontinue its business operations. The occurrence of some unforeseen catastrophe, natural or manmade, such as a computer virus, could substantially damage the Corporation's property and the market potential of its products. If some unforeseen catastrophe should occur which would render it impossible for the Corporation to implement its business plan, or if the Corporation should experience a labor shortage or work stoppage, the Corporation would be adversely affected.

(viii) No plan for dividends

The Corporation has no obligation to pay dividends to shareholders and the Shares issuable upon conversion thereof do not and will not require payment of dividends. We have not paid any cash dividends on our shares of Common Stock to date. The payment of cash dividends on our Common or Preferred Stock in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of our Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for the development, operation, and expansion of our business and, accordingly, our Board of Directors of does not anticipate declaring any dividends on our Common or Preferred Stock in the foreseeable future. As a result, any gain you will realize on our Common or Preferred Stock will result solely from the appreciation of your Shares.

(ix) Our business involves the use, transmission and storage of confidential information, and the failure to properly safeguard such information could result in significant reputational harm.

We may at times collect, store, and transmit information of, or on behalf of, our clients that may include certain types of confidential information that may be considered personal or sensitive, and that are subject to laws that apply to data breaches. We believe that we take reasonable steps to protect the security, integrity, and confidentiality of the information we collect and store, but there is no guarantee that inadvertent or unauthorized disclosure will not occur or that third parties will not gain



OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

unauthorized access to this information despite our efforts to protect this information, including through a cyber-attack that circumvents existing security measures and compromises the data that we store. If such unauthorized disclosure or access does occur, we may be required to notify persons whose information was disclosed or accessed. Most states have enacted data breach notification laws and, in addition to federal laws that apply to certain types of information, such as financial information, federal legislation has been proposed that would establish broader federal obligations with respect to data breaches. We may also be subject to claims of breach of contract for such unauthorized disclosure or access, investigation and penalties by regulatory authorities and potential claims by persons whose information was disclosed. The unauthorized disclosure of information, or a cyber-security incident involving data that we store, may result in the termination of one or more of our commercial relationships or a reduction in client confidence and usage of our services. We may also be subject to litigation alleging the improper use, transmission or storage of confidential information, which could damage our reputation among our current and potential clients and cause us to lose business and revenue.

(x)   Voting control is in the hands of the Corporation's founder.

Voting control is concentrated in the hands of the Corporation's founder, Dr. Nima Golsharifi (the "Founder"), who owns more than 85% of the voting Common Stock. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our corporation's governance documents, expanding any employee equity or option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring shareholder approval. The Founder will make all major decisions regarding the Corporation. As a minority shareholder, you will not have a say in these decisions.

(xi)   The purchase prices for the Series Interests have been arbitrarily determined.

The purchase price for the   Stock has been arbitrarily determined by the Corporation and bears no relationship to the Corporation's assets, book value, earnings, or other generally accepted criteria of value. In determining pricing, the Corporation considered factors such as the Corporation's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by the existing unit holders, general economic conditions and official 409A Carta Valuation.

(xii)   Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Corporation arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If you bring a claim against the Corporation in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Corporation. If a lawsuit is brought against the Corporation under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any



OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

NDB Inc.
50 CALIFORNIA STREET
SUITE 1500
SAN FRANCISCO, CA 94111

holder of the Corporation's securities or by the Corporation compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE CORPORATION RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc., or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.



OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

THE OFFERING

9.   What is the purpose of this offering?

To raise capital for R&D, paying salaries for new hires, marketing, purchase of building and equipment for operations.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$5,000,000.00**
Less: Portal Success Fee of 6.5% for the funds raised up to 1 million USD	$650.00	$65,000.00
Less: Portal Success Fee of 1.5% for the funds raised above 1 million to 5 million USD	$0.00	$60,000.00
Net Proceeds	**$9,350.00**	**$4,875,000.00**
Use of Net Proceeds		
Reg CF Marketing	$9,350.00	$175,000.00
Equipment & Facilities Capital	$0.00	$1,978,000.00
Research & Development	$0.00	$2,530,000.00
Working Capital	$0.00	$192,000.00
Total Use of Net Proceeds	**$9,350.00**	**$4,875,000.00**

The above figures are estimates and may change due to strategic, economic, and/or other factors.

11.   (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

NO

(b) How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company has engaged Securities Transferred Corporation to act as transfer agent and provide transfer services for the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.



OFFERING STATEMENT

NDB Inc.
50 CALIFORNIA STREET
SUITE 1500
SAN FRANCISCO, CA 94111

1,600 shares of preferred stock at $6.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Preferred Stock, $6.25 per share with a minimum investment of $625.

Bonus shares.

Investors can qualify to earn bonus shares of Preferred Stock under this offering based on the size of their investment based on the following tiers:

Existing Shareholders

     Existing Shareholders ("Existing Shareholders") of record as of February 15, 2023 43% Bonus shares up to 340,400 shares.

Amount Based
Non Existing Shareholders Investments between $5,000 and $9,999 qualify for 5% bonus shares in addition to the shares purchased.

Non Existing Shareholders Investments of $10,000 and higher qualify for 10% bonus shares in addition to the shares purchased.

14. Do the securities offered have voting rights? ☒ Yes ☐ No

15. Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

16. How may the terms of the securities being offered be modified?



OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;

(2)   to an accredited investor;

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common	50,000,000	31,434,260	YES	All common is equal
Preferred Class A	2,000,000	-0-	Yes	Yes. See below.
	Each share of Class A Preferred Stock is convertible into one share of Common stock. Each share of Class A Preferred Stock is entitled to one vote. The Class A Preferred will rank senior to Common only if the issuer liquidates or dissolves its business in accordance with state law. The Class A Preferred shall convert automatically, without any further action on the part of either the Company or the Investor, to Common shares with the same rights as other Common shareholders upon a Qualified Equity Filing. A Qualified Equity Filing shall mean the first filing of any registration statement or notice filed under the Securities Act of 1933, including but not limited to a filing under Form10, S-1, Regulation 1-A or new Regulation CF priced round with a share price greater than $6.25. The Preferred has been authorized by the Board of Directors. No Preferred will be issued until published in the State of Wyoming.			



OFFERING STATEMENT

NDB Inc.
50 CALIFORNIA STREET
SUITE 1500
SAN FRANCISCO, CA 94111

1,600 shares of preferred stock at $6.25 per share

	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,600	$10,000	$9,350
Maximum Amount	800,000	$5,000,000	$4,875,000

SAFE Note	There is a SAFE note for $51,000. The SAFE will be converted at the close of this offering.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

      Investors should understand the potential for dilution. The investor's stake in a company could be diluted due by the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

As is mentioned in section 8, above, the Company has used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?


OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

The right to demand current distributions from an operating business is limited. A majority owner, if he is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**

    Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**

    The Company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**

    As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**

    The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.



ndb

OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

NDB Inc.
50 CALIFORNIA STREET
SUITE 1500
SAN FRANCISCO, CA 94111

24. Describe the material terms of any indebtedness of the issuer:

Creditor Name(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Accrued Salaries - owed to Employees	$37,200.65	0%	06/30/2023	
Paid by the Management on behalf of NDB - owed to management	$8,855.23	0%	06/30/2023	
Due to vendors and contractors	$10,546.78	0%	Already Paid	Since the date of the financial statements, this debt has been paid and is no longer owed.
Accrued Pay - owed to contractors	$7,476.77	0%	06/30/2023	
Consilio LLC	$11,469.68	0%	01/31/2021	
Morrison & Forrester	$22,809.10	0%	01/23/2023	

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	**Exemption Relied Upon**	**Securities Offered**	**Amount Sold**	**Use of Proceeds**
August 8, 2020	Reg D 506 (b)*	Common Stock	170,200 shares = $740,370	R&D and General Operating Capital
August 8, 2020	Reg S*	Common Stock	145,380 shares = $632,403	R&D and General Operating Capital
May 6, 2022	Reg D 506 (b)	Common Stock	19,200 shares = $83,520	R&D and General Operating Capital

* These 2 exemptions were part of the same offering. These are listed as separate line-items to differentiate the amount sold to the specific investors qualified under each exemption.

We are offering, at no cost, to our existing Accredited holders, that not officers or directors of common stock, par value $.00001 per share (the "Common Stock"), nontransferable subscription rights (the "Rights") as of 5:00 p.m., New York City time, on January 31, 2023, or the "record date" (the "Rights Offering"). We are distributing to the Rights Holders as of the record date one (1) Right for every outstanding share of Common Stock held or deemed to be held by such Rights Holder, as determined herein, along with over-subscription rights as described below. Each Right will entitle the holder thereof to purchase, at the holder's election, at the subscription price of four dollars and thirty-five cents ($4.35) (the "Subscription Price"), one (1) Share (each, a "Share"), of Common Stock. Holders may only purchase whole Shares in the Rights Offering. Rights may only be exercised by Accredited Investors as defined in Rule 501 under Regulation D pursuant to the Securities Act of 1933, as amended, and whose accredited status has been verified by a third party as required by Rule 506(c) under Regulation D

The Company shall have the absolute right to reject any defective exercise of Rights or to waive any defect in exercise. Unless requested to do so by the Company, the Company shall not be under any duty to give notification to holders of Subscription Certificates of any defects or irregularities in subscriptions. Subscriptions will not be deemed to have been made until any such defects or irregularities have been cured or waived within such time as the Company shall determine. The Company shall as soon as practicable return Subscription Certificates that contain defects or irregularities which have not been cured or waived to the holder of the Rights. If any Subscription Certificate is alleged to have been lost, stolen or



OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

destroyed, the Company shall follow the same procedures followed for lost stock certificates representing Common Stock it uses in its capacity as transfer agent for the Company's Common Stock.

We have offered to a limited number of Accredited Purchasers a maximum of 1,334,346 Shares. Commitments have been received, but no sales are official pending the accredited verification. We will consummate Rights exercises immediately after the verification with no minimum. There is no assurance we will sell any Shares exercised by Rights described above. We retain the right to terminate the Rights Offering before it is fully subscribed.

The Offering now expires at 5:00 PM Eastern Time on March 15, 2023, unless terminated earlier at the Company's discretion.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☒ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources, and historical results of operations.

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations, the actual outcomes of which involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by such forward-looking statements due to a number of factors, including those discussed in the sections entitled "Error! Reference source not found.", "Error! Reference source not found." and elsewhere in this Offering Circular.

1.1   Liquidity and financial resources

We had net cash of $11,282.74 and $655,325.70 on December 31, 2019 and 2020, respectively. During the years ended December 31, 2019 and 2020, we used cash flows in operations in the amounts of $ 30,744.67 and $287,502.20, respectively.

Cash was not used in investing activities during the years ended December 31, 2019 and 2020. Cash provided by financing activities during the years ended December 31, 2019 and 2020 was $42,027.41 and $932,482.37, respectively. Since inception, the Corporation has been dependent upon the sale of common stock.



OFFERING STATEMENT

1,600 shares of preferred stock at $6.25 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,600**	**$10,000**	**$9,350**
Maximum Amount	**800,000**	**$5,000,000**	**$4,875,000**

Liquidity and capital resources available to continuously grow the Corporation is of the utmost importance. NDB has devised various structures around how, when and by whose support the Corporation will be growing throughout its life cycle. NDB is observant to investors who are visionary, strategically valuable, and have experience in taking high-quality products/services to commercial scale including agnel investors, family offices, institutional investors, corporate investors or government aid and support. Strong values and experience are highly recommended.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



NDB, INC.
FINANCIAL STATEMENTS
For the year ended 2021

 NDB, Inc.

Financial Statements
For the Years ended 2020 and 2021
Index to Audited Financial Statements

NDB, Inc.

June 30, 2022



INDEPENDENT AUDITORS' REPORT

The Board of Directors

NDB, Inc.
50 California Street, Suite 1500
San Francisco, California 94111
USA

REPORT ON FINANCIAL STATEMENTS

I have audited the accompanying balance sheets of NDB, Inc. as of December 30, 2020 and 2021 and the related statements of operations, changes in owner's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financialstatements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

My responsibility is to express an opinion on these financial statements based on my audits. I conducted my audits in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require thatwe plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amountsand disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of thefinancial statements, whether due to fraud or error. In making those risk assessments,the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion.

 NDB, Inc.

An audit also includes evaluating appropriateness of accounting policies used and thereasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statementpresentation.

I believe that the audit evidence I have obtained is sufficient and appropriate to providea basis for my audit opinion.

OPINION

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NDB Inc. as of December 31, 2020 and 2021, and the results of operations, changes in owner's equity and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER PARAGRAPH

The accompanying financial statements have been prepared assuming that the company will continue as going concern. As discussed in note 2 the company has accumulated deficit that raises substantial doubt about the company's ability to continue as going concern. Management plan is also explained in note 2. Our opinion is not modified with respect to this matter.

Amjad AbuKhamis

Amjad N I Abu Khamis

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
603-607-7600
cpa@cfaudits.com

 NDB, Inc.

Balance Sheet Statement
As of 30 December 2020, and 2021

ASSETS	2020	2021
Current Assets		
Checking Accounts	646,390.50	4,441.45
Fixed Deposit	9,000.00	9,000.00
Other Receivables	-	25,178.78
Total Current Assets	**655,390.50**	**38,620.23**
Fixed Assets		
Digital Assets	-	289,456.41
Total Fixed Assets	**655,390.50**	**289,456.41**
TOTAL ASSETS	**655,390.50**	**328,076.64**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards	8,596.66	1,992.44
Paycheck Protection Program (PPP) Loan	129,050.00	-
Accounts Payables	5,276.23	47,587.43
Total Current Liabilities	**142,922.89**	**49,579.87**
Total Liabilities		
Equity		
Common Stock	972,224.65	1,357,319.09
Retained Earnings	(39,342.71)	(459,757.04)
Net Income	(420,414.33)	(619,065.28)
Total Equity	**512,467.61**	**278,496.77**
TOTAL LIABILITIES AND EQUITY	**655,390.50**	**328,076.64**

ndb NDB, Inc.

Income Statement
For the years ended 30 December 2020 and 2021

	2020	2021
Total Revenues	-	-
Less Operating Expenses		
Salaries & Wages	64,274.22	247,200.00
Contractors	107,364.92	188,979.52
Professional Fees	15,180.90	53,039.55
Legal Fees	80,435.97	34,516.14
Software Expense	11,742.70	30,326.15
Travel Expenses	51,448.46	55,195.68
General Administrative Expenses	27,277.42	47,806.74
Marketing Expenses	27,173.40	4,213.67
Training Expense	33,252.00	1,800.12
Bank Fees	2,267.00	3,652.91
Total Operating Expenses	**420,416.99**	**666,730.48**
Net Operating Income (Loss)	**(420,416.99)**	**(666,730.48)**
Other Non-Operating Income		
PPP Loan Forgiveness	-	129,050.00
Interest Income	2.65	15.80
Exchange Gain or (Loss)	-	2,046.83
(Loss) from Digital Assets		(83,447.43)
Total Non-Operating Income	**2.65**	**47,665.20**
Net Income (Loss)	**(420,414.33)**	**(619,065.28)**

NDB, Inc.

Statement of Changes in Equity
For the period January 1, 2020, to December 30, 2021

	Paid in Capital	Retained Earnings	Equity Balance
Beginning Balance as of January 1, 2020	41,542.45	(39,342.71)	2,199.74
Stocks Issued During 2020	930,682.20	-	932,881.94
Net Loss During 2020	-	(420,414.33)	512,467.61
Equity Ending Balance as of December 31, 2020	**972,224.65**	**(459,757.04)**	**512,467.61**
Stocks Issued During 2021	385,094.44	-	897,562.05
Net Loss During 2021	-	(619,065.28)	278,496.77
Equity Ending Balance as of December 31, 2021	**1,357,319.09**	**(1,078,822.32)**	**278,496.77**

NDB, Inc.

Statement of Cash Flow
For the year ended 2021

OPERATING ACTIVITIES	2020	2021
Net Income (Loss)	(420,414.33)	(619,065.28)
Adjustments to Reconcile Net Income to Net Cash provided by operations:		
Increase in Accounts Payables	5,276.23	42,311.20
Increase in Accounts Receivables	-	(25,178.78)
Decrease in Digital Assets Value		83,447.43
Net cash used by operating activities	**(415,138.10)**	**(518,485.43)**
FINANCING ACTIVITIES		
Issuance of Shares	930,682.20	385,094.44
Credit Card Financing	425.84	(6,604.22)
PPP Loan	129,050.00	(129,050.00)
Net cash provided by financing activities	**1,060,158.04**	**249,440.22**
INVESTING ACTIVITIES		
Purchase of Digital Assets	-	(372,903.84)
Net cash used for investing activities	**-**	**(372,903.84)**
NET CASH INCREASE (DECREASE) FOR PERIOD	**645,019.94**	**(641,949.05)**
Cash at the beginning of the period	10,370.56	655,390.50
CASH AT END OF PERIOD	**655,390.50**	**13,441.45**

Notes to the Financial Statements:
As of December 30, 2021

1. DESCRIPTION OF THE BUSINESS

NDB, INC. was incorporated in the State of California in February 2019. DB, INC. is authorised to issue one class of stock, with a total of 50,000,000 shares authorised to be issued.

NDB, INC. is focused on developing the NDB, a battery powered by recycled nuclear waste and radioisotopes. Compared to conventional batteries, it is expected to produce stable power throughout its lifetime (generally many years) as an independent power source until the end of its used isotopic lifetime, making it a sustainable, versatile energy solution globally growing energy demand.

For more information about the business, visit the NDB website: https://ndb.technology/

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, stockholders' equity (deficit), and cash flows disclose activity since the date of the Company's inception.

2.2. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.3. Going Concern

The Company is a start-up and funding its operational expenses from the financing activities. Management plans to raise additional equity financing. However, there can be no assurance that the Company will successfully obtain sufficient equity financing on acceptable terms, if at all.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs, or raise adequate additional financing may require the Company to modify, delay or abandon some of its future planned expenditures, which could have a material adverse effect on the Company's business, operating results, financial condition and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Notes to the Financial Statements (Continued)
As of December 30, 2021

2.4.   Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.5.   Stock Options

The NDB board of directors approved a stock option in April 2019, which allows the board to grant stock options for NDB's and its subsidiaries' employees with a specific limitation of not exceeding $100,000 of the market value of granted shares. Ownership of each employee shall not exceed 10% of the total shares before or after the exercise date.

2.6.   Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

2.7.   PayCheck Protection Program (PPP) Loan

The Company got the benefit from Pay-check Protection Program (PPP) Loan by the Small Business Administration (SBA) as part of the Coronavirus Aid Relief and Economic Security (CARES) Act. The total amount of the loan was 129,050, which was forgiven on April 7, 2021, by SBA.

2.8.   Other Receivables

The Company has other receivables balance of $ 25,178.78 as of December 30, 2021. However, the amount was fully settled in 2022.

2.9.   Digital Assets

The Company's management purchases digital assets to pay its employees, contractors, and vendors. By the end of 2021, the management marked the value of the digital assets to market and recognized a loss of $83,447.43.

Notes to the Financial Statements (Continued)
As of December 30, 2021

2.10. Common Stock

NDB is authorized to sell 50,000,000 shares. The par value was 0.001 USD per share at the date of incorporation. During 2020 and 2021, the Company had issued 31,390,560 fully diluted shares. 291,000 shares were sold at 4.35 USD for 1,265,850 USD. As per Carta 409A valuation (05/25/2021) the fair market value (FMV) was $4.35 per share.

2.11. Accounts Payables

The balance of A/P is related to accrued salaries and some expenses paid on behalf of the Company by its executives.

2.12. Travel Expense

Travel expenses are those expenses paid for the contractors and employees of the business related to their business travels, such as air tickets, visa processing fees, hotels reservation, meals, etc.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No
    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No
    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    (i)   at the time of the filing of this offering statement bars the person from:
        (A)   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
        (B)   engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
        (C)   engaging in savings association or credit union activities? ☐ Yes ☑ No
    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
    (ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
    (iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    (i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering

statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: https://ndb.technology

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
10.   Add § 240.12g-6 to read as follows:

§ **240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days.

Exhibit A

Offering Page

NDB



NDB's mission is to create and implement secure, cost-effective, and commercially competitive nuclear energy systems, including the necessary hardware, fuel, execution, and operational know-how. Like solar cells, the Nano Diamond Battery produces power by harnessing the radiation released during radioactive decay instead of sunlight.



day by day the world heads towards a

Progress : 0 %

Funding Raised

$0

Funding Goal

$10,000-$5,000,000

Days Remaining

126 Days

Company Website

SAVE DEAL

Invest Now

Virtual Business Pitch | Team | About | Communication Channel | Updates

Business Description

NDB's mission is to create and implement secure, cost-effective, and commercially competitive nuclear energy systems, including the necessary hardware, fuel, execution, and operational know-how.

Like solar cells, the Nano Diamond Battery produces power by harnessing the radiation released during radioactive decay instead of sunlight.

> NDB is a viable climate-independent renewable energy option.











IMARC

Problem

Security Type:

Equity Security

Price Per Share

$6.25

Shares For Sale

800,000

Post Money Valuation:

210,464,125 USD

Investment Bonuses!

Invest $5,000+

Can get 5% more shares than those they buy

Invest $10,000+

Can get 10% more shares than those they buy

Existing shareholders

43% Bonus shares up to 340,400 shares.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

June 30, 2023

Problem

The NDB will be able to address the energy crisis and climate change, two of the most pressing issues of our time.

The energy crisis is a global issue that significantly impacts individuals and businesses. In the past few months, the prices of utilities and fuel have gone through the roof. This has resulted in global inflation, a recession, and significant damage to the stock market.

Finding a solution to the problem of climate change is significant for the whole world. Due to the limited availability of energy resources, the recent switch to coal energy has made this problem even more dangerous.

Renewable energy and other alternatives fall short of meeting the world's ever-increasing energy needs because they rely on the climate.



Podcasts
MAY 9, 2022 · 22M
140 | Durable Diamonds | NDB
Energy Cast
▶ Play
See More ↗

At the moment, nearly no battery technology possesses the potential to perpetuate typical power applications during the devices' lifetimes, much less do so in an environmentally friendly manner.

NDB is a perpetual and efficient energy source that will meet growing demand while remaining sustainable and environmentally friendly throughout the device's lifetime.

When given a choice between an NDB-powered device that does not require charging and a Li-ion-powered device that does, the consumer will opt for the NDB-powered solution for obvious reasons.

NDB-powered devices are safer and more efficient than typical battery-powered ones because they don't need to be charged or refueled and come in tamper-proof packaging.

If current batteries are replaced with NDB, fewer resources will be used to make them, and less greenhouse gas will be released when they are thrown away.

During the production phase, the company will also focus on using technologies to reduce the use of fossil fuels, materials, and machines that are bad for the environment.

> **Decarbonization is something that we take into consideration.**



I JUST GOT AN UPDATE. EVERY DAY I WAKE UP HUNGRIER THAN THE LAST
YOU KNOW THERE IS AN ELECTRICITY SHORTAGE, AND THE PRICES ARE INCREASING EVERY SECOND
I'm Elon's A.I.
TWITTER HEADLINES:
WORLD RAN OUT OF FOSSIL FUELS.
CHEMICAL BATTERIES DID POLLUTE AND ENDANGER THE ENVIRONMENT.
DAMN, CLIMATE CHANGE, NOW I CANNOT EAT FOOD. IT'S TOO HOT

June 30, 2023

Minimum Investment Amount:

$625

Target Offering Range:

$10,000-$5,000,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission



YOUR ROBOT IS CEASED ON CHARGES OF CAUSING ENERGY SHORTAGE AND TOXICATION OF THE SOIL AND WATER
HOW CAN I LIVE WITHOUT ELECTRICITY?
ALL NANO DIAMOND BATTERIES ARE SOLD. I WISH I HAD BOUGHT IT IN TIME

Solution

NDB can be used in almost any battery-powered electric device because it is modular, scalable from chipsets to industrial applications, and cost-effective.

Devices that run on NDB don't need to be charged because NDB keeps making electricity for as long as the device works. In contrast, Li-ion batteries in smartphones may lose their charge after a day.

People who use NDB-powered devices won't need dozens of different cables and won't have to worry about their devices running out of power.



IMARC

ndb

Business Model

It is anticipated that revenue will come from a variety of markets.

(1) Market for batteries;
(2) Market for microreactors;
(3) Market for nuclear waste recycling;
(3) Market for utility infrastructure;
(3) Licensing and royalties;
(4) Service and consulting.

NDB will be a major player in the battery business because our technology has the potential to be used in almost any product that needs a battery, such as the Internet of Things, space electronics, medical devices, and aviation.

> #NDB introduces Curio – its new strategic #partner.
>
> Read the article to know more about how two companies are going to fight the #nuclear waste problem.
>
> Curio Welcomes NDB as a Customer in Using Recycled Nuclear Waste to Power Advanced Batteries https://t.co/lamI4CSBWw
>
> — NDB (@ndbtechnology) July 28, 2022

Concerning recycling revenue, nuclear waste is the NDB's raw material. Recently, it was estimated that the cost of storing nuclear waste around the world would be $100 billion per year. NDB hopes to profit from this trend by expanding into the recycling industry.



Market Projection

Increased energy consumption directly results from technological progress brought about by the proliferation of microprocessors and transistors.

Battery technology evolved to tackle these problems and is now worth $92 billion.

The already enormous battery market is expected to rise due to a higher number of battery-dependent devices. Smartphones, LCDs, tablets, and fitness bands are becoming more popular, which is expected to increase demand for lithium-ion batteries over the next few years. Growth in these areas is expected to propel the battery market's growth.


Michael Pepper
Chief Technology Officer NDB
so we might be able to think of something
like a street or a small village.

> High power intends a fixed installation, so we might be able to think of something like a street or a small village.
>
> – Professor Sir Michael Pepper, Chief Technology Officer NDB Inc.

The market is also expected to see technological progress, such as new products, better efficiency, and lower costs.

By 2025, the global nuclear energy industry, in which NDB Volta could play a part, is expected to be worth USD 49 billion.

The considerable increase in revenue and the sizable profit margins are the primary factors contributing to the company's discounted cash flow valuation.

It is anticipated that there will be a constant rise in revenues.

> NDB Inc. is revolutionising the way we think about energy storage and generation.
>
> As a winner of the Thinking Critical South Australia challenge, NDB Inc. is leading the way in innovative solutions for the semiconductor, energy, and battery industries: https://t.co/MEKKDTQob7 pic.twitter.com/t6wEq3mPTl
>
> — Unearthed (@Unearthed_S) January 9, 2023

NDB may be helpful in a diverse variety of applications. Thus, expanding the business into new areas drives revenue growth.

NBD may move into several new markets every year. The business's move into these new markets is expected to be a big step forward, leading to a sharp rise in both the number of employees and the revenue.

Our product lines are made for industries that use regular batteries as a power source or for companies that provide power to other businesses.

> **Space:** The need for long-lasting power sources has given our products a great market. Since NDB's proposed energy solutions don't depend on external conditions, they can be used for satellites and other space electronics.

Defense: Most defense systems use miniature batteries to power the sensors embedded within them. They need to be monitored and replaced once it is discharged. Replacing them with NDB would be beneficial in cutting the maintenance costs of the systems.

Aviation: The aviation industry uses many sensors. These sensors consume little energy, but they must be consistent and reliable. NDB can play a role in powering applications in the aviation industry.

Internet of Things: IoT devices are either powered by batteries that need to be replaced once they are completely discharged, or they need to be connected to the electrical grid. NDB may transform them into remote devices.

Health: NDB may power invasive medical devices like pacemakers and non-invasive ones like hearing aids, so patients don't have to constantly charge their devices. Exoskeletons and bionic prostheses are two further examples, besides intrusive devices.

Consumer electronics: NDB may open up new possibilities in the consumer electronics market because they can give devices like cell phones, laptops, and more a longer charge life.

Remote workstations: NDB, particularly its Volta product line, can power remote places that aren't connected to the power grid.

Data centers: Data centers are becoming the most energy-consuming structures, and the demand will increase exponentially. As a result, a stable energy supply is required. NDB, particularly its Volta product line, has an excellent opportunity to be the source.

Industrial or residential power generation: One of the cities' extensive causes of high population density is access to electricity. Living off the grid may disperse the population density worldwide. NDB, particularly its Volta product line, can help in achieving this.

Market by 2028


Smartphones
1,352B USD
Electric Vehicles
824B USD
Sensors
346B USD
Microreactors
247B USD
Watches
131B USD
Nuclear Waste Management
37B USD
Drones
27B USD
Global Market Size
2,977B USD

Competition

The battery and energy industries are subject to rapid and intense technological and regulatory changes.

We face and will continue to face competition in the development and marketing of our products and services from energy companies, research institutions, government agencies, and academic institutions.



> NDB's innovative battery approach will provide stable power capturing the energy released through the decay of radioactive material. South Australia is a leading center for innovation, startups and R&D in the green energy and critical mineral supply chain.
>
> Attracting NDB to work with our best and brightest and join this driving ecosystem is something we very much look forward to.
>
> **– Alex Blood, Executive director, Mineral Resources Department for Energy and Mining**
> **Government of South Australia**

Our ability to obtain and maintain a competitive position in these markets will depend on the level of competition in the markets in which we operate, other battery development technologies, and environmentally friendly production processes.

NDB currently has several competitors in the battery industry, many with proprietary technology.

Competitors will include startups and manufacturers of Li-ion batteries and fossil fuel-based technologies. NDB can outcompete them through the technological advances that it strives to achieve.

In theory, the charge density of our product is what sets it apart from other batteries and energy technologies. The ability of the NDB Cell to generate power throughout its lifetime differentiates it from conventional batteries.

For example, Li-ion batteries may run out of charge in smartphones after a day. NDB, on the other hand, is a perpetual battery solution during the device's lifetime.

The world's top companies are taking action now to reach net-zero carbon by 2040



THE
CLIMATE
PLEDGE

Founded by Amazon
& OutrageOptimism

The position of the NDB on environmental sustainability is essential. The fast growth of NDB may be a good sign that the company has the potential to become a leader in its field.

> Welcome to the Pledge! We're so glad to have you on board.
>
> — The Climate Pledge (@climatepledge) October 29, 2021

NDB requires more in-depth knowledge of its base material for the transducer compared to the current Li-ion workaround. There are fewer talents capable of developing it.

Also, this technology was made possible by the improvement of nanofabrication techniques that were not available before, such as chemical vapor deposition and metallization.

Li-ion is made from a toxic base material and has many problems that people don't have with fossil fuels, like short battery life. In other words, consumers are forced to go backward regarding convenience and capability.

Disclaimer: The information contained in the diagram below does not suggest or imply and should not be construed, in any manner, as a guarantee of future performance. All pictures and diagrams shown are for illustration purposes only. The actual product varies.



Traction & Customers

Because the NDB has the potential to be a new, sustainable energy source, some of the best research institutions and companies in the world have expressed their interest in helping bridge the gap between the prototype and the finished product.



NDB became the grand winner of the Orano International Startup Call for providing the most innovative and practical energy solution out of 8,000 competitors from all around the world. As a result, NDB was granted a highly selective accreditation from Orano (formerly Areva), a French nuclear power giant.

> A #nuclearwaste battery that never runs out?
> Celebrating #NationalBatteryDay, we're proud supporters of @ndbtechnology's Diamond Nuclear Voltaic battery converting #radiation to electricity. #itsonlywasteifyouwasteit https://t.co/BpJ4WRfDGI https://t.co/K4LKO3K14s
>
> — Orano U.S. (@Orano_usa) February 18, 2021

In 2020, NDB joined the Alchemist Accelerator because it has helped grow companies like Skype, Tesla, and Baidu that have changed the game. NDB was selected as one of the top candidates among 800+ applicants.

NDB became part of Polihub in Italy to expand its activities in Europe. The UBI Index 2019–2020 says that PoliHub is one of the top five university incubators in the world. Its primary focus areas are the automotive industry, aerospace, and medical applications. Polihub is the ideal place to grow innovative ideas into high-profile businesses in technology.

NDB was recently recognized by the government of South Australia and won the Thinking Critical South Australia challenge as a possible solution to the world's energy problem. As a winner, the company's expansion to South Australia is supported by several organizations, such as the Government of South Australia, the Department for Energy and Mining, the Department for Trade and Investment, the University of Adelaide, and the University of South Australia.


Unearthed
SOUTH AUSTRALIA
THINKING CRITICAL

Nano Diamond Battery (NDB) was selected as the energy/energy technology business of 2022 by the International Trade Council. The Go Global Award is given to companies, organizations, and individuals who, despite difficult circumstances, are committed to innovation and perseverance.



orano
Grand Winner

Winner

Government of South Australia
Winner

Alchemist Accelerator
Winner

PoliHub
Member

Investors

We have raised $1,646,832 from previous offerings and now have 83 existing shareholders, including Alchemist Accelerator.

> I've invested in a number of startup companies that are developing products to improve the world. The people at NDB are working to not just improve but literally transform the world for everyone.
>
> Bringing any new technology to market involves risk and the Nano Diamond Battery is no different, but the benefits to humanity itself will be enormous if successful. So far, everyone I have interacted with at NDB Inc. has imparted confidence that they have the vision, have the realism, and have the determination to bring this to market.
>
> As one of their earliest investors I look forward to their continuing progress. If successful, NDB won't be compared as the next Google, Uber, Facebook, or Airbnb but rather as the next fire or wheel.
>
> **– Brent W. Weeks from Seattle WA**

> The Nuclear Diamond Battery is a paradigm shifting product that will change all of our lives!
>
> **-Frederick Dembowski from Florida**

> This product will be revolutionary. I think NDB will write an important page in the history of technology, and I am proud of being a word in that page.
>
> **– Davide Brunesso from Italy**

> NDB has the potential to revolutionize the battery industry and to turn the rather hazardous nuclear fuel waste handling into a safe circular economy.
>
> Nano diamond batteries can make the annoying and time consuming need for charging a thing of the past for a lot of the small hand-held devices and appliances we use in our daily life as well as the sometimes cumbersome and "potential-source-of-failure" power cable requirement for critical and remote sensing devices used in many industries.
>
> Not only as a proud investor but also as a consumer, I can't really wait to see the first NDB products on the market.
>
> **– Safak Okay Barutcu from Dubai**

Use of the proceeds

Th figures below are estimates and may change due to strategic, economic, and/or other factors.

Use of the proceeds

Th figures below are estimates and may change due to strategic, economic, and/or other factors.



Total Proceeds

5M USD

- ● Research & Development
- ● Equipment & Facilities Capital
- ● Working Capital
- ● Marketing
- ● Expenses of Offering

Terms

The minimum amount the Company is trying to raise in this offering, our "target amount", is $10,000 of Preferred Class A Shares at $6.25 per share.

If we have not raised at least the target amount by June 30th, 2023, our "offering deadline" – then we will terminate the offering and return all the money to investors.

Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $5,000,000 maximum.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Virtual Business Pitch | Team | About | Communication Channel | Updates



Dr. Nima Golsharifi

CEO

Background

Dr. Nima Golsharifi is a serial entrepreneur who has consistently transferred his leadership skills to grow companies by implementing fresh ideas since the age of 17. His expertise in nanotechnology, specifically energy storage devices, diamond electronics, and semiconductors, led to several publications and presentations at various international symposiums and conferences. As a technical leader, he worked on projects such as Lockheed's energy storage program, among others, during his career. Dr. Nima Golsharifi understands what it takes to lead and build critical deep-technology products. Have three patent applications for original Intellectual property contributions and received 17+ citations to his scholarly publications.



Sir Prof. Michael Pepper

CTO

Background

Sir Prof. Michael Pepper is a physicist notable for his work in semiconductor nanostructures. He was one of three authors on the paper that eventually brought a Nobel prize for the quantum Hall effect to Klaus von Klitzing. Sir Michael formed the Semiconductor Physics research group at the Cavendish Laboratory in 1984, and was appointed as Professorship of Physics. In 1991, he was appointed managing director of the newly established Toshiba Cambridge Research Centre. In 2001, he was appointed Scientific Director of TeraView. He became the Pender Chair of Nanoelectronics at UCL in 2009. He was sitting on the Scientific Advisory Committee of Australia's ARC Centre of Excellence in Future Low-Energy Electronics Technologies.



Giorgi Gogokhia

COO

Background

Mr. Giorgi Gogokhia brings with him a wealth of knowledge in both law and management from his previous roles. He is an excellent communicator, a strong leader, and a goal-oriented businessman who can keep vital operations running smoothly, develop innovative methods, and oversee all aspects of day-to-day operations. Hence, it is no surprise that his exceptional demeanor gained him a solid reputation among team members. Giorgi graduated from top-tier law schools, where he earned a double master's degree in law. Over the years, Giorgi has traveled the world for both management workshops and conferences. He also had the chance to gain actual working experience through his previous management roles. Giorgi is skilled in management, IP law, corporate law, and contracts. Strong leadership, organizational, and managerial skills were honed when he led multiple projects for the ORB conglomerate in the fields of software development and the medical sector. Giorgi has established legal knowledge, professional abilities, and a capacity for critical thinking.



Toktam Nezakari

BDA

Background

Dr. Toktam Nezakati is a Silicon Valley-based researcher and executive. As business development advisor at NDB, she utilizes her interdisciplinary skills in bridging technology and business. Toktam was a researcher at Stanford, a hardware Scientist at NASA's Ames Research, and an engineer at Google. Dr. Nezakati, in addition to her hardware R&D skills, is also enthusiastic about AI and ML for business, fintech, biotech, satellite, and aerospace technology. Dr. Nezakati holds several publications and patents.

Virtual Business Pitch | Team | About | Communication Channel | Updates

Legal Company Name

NDB

Location

50 California Street
Suite 1500
San Francisco, California 94111

Number of Employees

17

Incorporation Type

C-Corp

State of Incorporation

Wyoming

Date Founded

February 4, 2019

Subscription Agreement

NDB, Inc. Class A Convertible Preferred Stock Subscription Agreement

The undersigned ("**Subscriber**") hereby tenders this subscription ("**Subscription Agreement**") to NDB, Inc. a Wyoming Corporation (the "**Company**"), on the terms and conditions set forth below:

1. Subscription. Subject to the terms and conditions of this Subscription Agreement, Subscriber hereby: (a) subscribes to purchase from the Company the number of shares of Class A Convertible Preferred Stock of the Company (the "**Preferred Stock**") set forth on the signature page of this Subscription Agreement (the "**Shares**"); and (b) agrees to pay to the Company, upon Subscriber's execution of this Subscription Agreement, an amount equal to $6.25 per Share (the "**Purchase Price**"), via check, wire transfer, ACH, or Debit/Credit Card to the Company.

a. By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision.

b. The aggregate number of Securities sold shall not exceed 800,000 shares (the "Oversubscription Offering"). The Company may accept subscriptions until June 30th, 2023, (the "Offering Deadline"). Provided that subscriptions for 1,600 shares ($10,000 in investments) are received (the "Target Offering Amount"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each a "Closing Date").

2. Acceptance. The Company has the right to accept or reject Subscriber's subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement. Subscriber understands and agrees that, if this Subscription Agreement is accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this offer to buy Shares is rejected by the Company or is withdrawn by Subscriber in writing prior to acceptance by the Company, such portion of the Purchase Price as has been received by the Company in connection with this Subscription Agreement will be returned to Subscriber without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Shares.

3. Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable closing. Upon such Closing, the
Escrow Agent shall release such funds to the Company. The undersigned shall receive notice upon Closing.

4. Representations, Warranties and Agreements. Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) Authorization. Subscriber has full power and authority to enter into this Subscription Agreement, and when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Purchase Entirely for Own Account. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by Subscriber's execution of this Subscription Agreement, Subscriber

hereby confirms, that the Shares to be acquired by Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement, Subscriber further represents that Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Shares. In an entity, Subscriber has not been formed for the specific purpose of acquiring the Shares.

(c)   Disclosure of Information. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Shares and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(d)   Restricted Securities. Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein.

Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(e)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

Subscriber is aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non- public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three- month period not exceeding specified limitations. Subscriber acknowledges and understands that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;
(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act
(iii)   As a part of an offering registered under the Securities At with the SEC; or
(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the

Subscriber or other similar circumstance.

(f)   No Violations. Subscriber will not sell, transfer, or otherwise dispose of the Shares in violation of this Subscription Agreement, the Securities Act, the Securities 3 Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.

(g)   Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates, if any, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h)   Rights of the Company. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of this Subscription Agreement.

(i)   No Public Market. Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

(j)   Legends. Subscriber understands that the Shares are issued and issuable in uncertificated form, but that the Board of Directors of the Company may authorize the issuance of stock certificates at any time, and if so authorized, such stock certificates representing the Shares will bear such legend as the Board of Directors of the Company then determines appropriate, including the following example legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(k)   Investor Limits. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within their investor limits as defined in 4(a)(6) of Regulation CF.

(l)   Speculative Investment. Subscriber is aware that an investment in the Shares is highly speculative and Subscriber could lose his, her or its entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Shares, including the risk of loss of Subscriber's entire investment in the Shares should the Shares become worthless, taking into consideration the limitations on resale of the Shares.

(m)   Financial Experience. Subscriber, by reason of his, her or its business or financial experience or by reason of the business or financial experience of his, her or its 4 financial advisor is capable of evaluating the risks and merits of an investment in the Shares and of protecting his, her or its own interests in connection with this investment.

(n)   Residence. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement; if Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of Subscriber in which its principal place of business is identified in the address or addresses of Subscriber set forth on the signature page of this Subscription Agreement.

(o)   Indemnification. Subscriber agrees to indemnify, defend and hold harmless the Company and its shareholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein, or in any document provided by Subscriber to the Company or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

(p)   Choice of Law. This Subscription Agreement, its construction and the determination of any rights, duties or remedies

of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of Wyoming.

(q)   Entire Agreement. The terms of this Subscription Agreement are intended by the parties as the final expression of their agreement with respect to the terms included in this Subscription Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding, representations, warranties, covenants, or negotiations (whether oral or written).

(r)   No Waiver. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

(s)   Counterparts. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(t)   Electronic Execution. A signed copy of this Subscription Agreement, including in Portable Digital Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means 5 of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

(u)   Expenses. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement.

(v)   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

(w)   Gender and Number. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all reference to "him" and "his" or "her" and "hers" shall be deemed to include "it" or "its" and vice versa.

(x)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

NDB, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Preferred of NDB, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber
(including middle name(s), for individuals):

Number of securities: **Preferred**
Aggregate Subscription Price: **$0.00 USD**

(Name of Subscriber)

TYPE OF OWNERSHIP:

By:
(Authorized Signature)

If the Subscriber is individual:
Individual
Joint Tenant
Tenants in Common
Community Property

(Official Capacity or Title, if the Subscriber is not an individual): If the Subscriber is not an individual:

Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number (Telephone Number)

(Offline Investor)
(E-Mail Address)
If interests are to be jointly held:
Name of the Joint Subscriber:
Social Security Number of the Joint Subscriber:
Check this box is the securities will be held in a custodial account: ☐
Type of account:
EIN of account:
Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

By: **NDB, Inc.**

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto: ☐

OR (ii) The aggregate subscription amount of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months.

Aggregate subscription amount invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD The Investor's income (if not an accredited investor):

USD

If selected (a) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐   The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth.

☐   The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

☐   The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐   The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000.

☐   The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                          By:
                                          (Signature)
                                          Name:
                                          (If signing on behalf of entity) Title:
                                          (If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: NDB, Inc. (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof. DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                                   By:

                                                                   (Signature) Name:
                                                                   (If signing on behalf of entity) Title:
                                                                   (If signing on behalf of entity)

AML CERTIFICATE

By executing this document, the client certifies the following:

If an Entity:

1.   I am the of the Entity, and as such have knowledge of the matters certified to herein;

2.   the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3.   the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4.   the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5.   **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6.   The Client is the following type of Entity:

7.   The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages   that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                                                          By:
                                                                                          (Signature)
                                                                                          Name of Signing Officer (if Entity):
                                                                                          Title of Signing Officer (if Entity):

Appendix 1 – Subscriber

Information For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct   or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number